SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Third Quarter ended September 30, 2005

COMMISSION FILE NUMBER 0-28778

Tesco Corporation

(Exact name of Registrant as specified in its charter)

Canada

(State or other jurisdiction of incorporation or organization)

6204 – 6A Street Southeast, Calgary, Alberta, Canada T2H 2B7

(Address of principal executive office)

Registrant’s telephone number, including area code: (403) 692-5700

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
Exhibit Index
Q3 Report
Certificate of CEO dated November 14, 2005
Certificate of CFO dated November 14, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

/s/ Michael C. Kearney

Michael C. Kearney Executive Vice President, Finance and Chief Financial Officer
Date: November 14, 2005

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Q3 Report	Ex-99.1

Certification of Interim Filings signed by Julio M. Quintana, Chief Executive Officer of Tesco Corporation, dated November 14, 2005	Ex-99.2

Certification of Interim Filings signed by Michael C. Kearney, Chief Financial Officer of Tesco Corporation, dated November 14, 2005	Ex-99.3